Filed by Parabellum Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parabellum Acquisition Corp.

SEC File No.: 001-40845

Date: November 14, 2022

180 DEGREE CAPITAL CORP.’S SPONSORED SPAC, PARABELLUM ACQUISITION CORP.,
ANNOUNCES INTENT TO MERGE WITH ENOCEAN GMBH

Montclair, NJ – November 14, 2022 – 180 Degree Capital Corp. (NASDAQ:TURN) (“180”) noted today that Parabellum Acquisition Corp. (“Parabellum” and “PRBM”), a special purpose acquisition company (“SPAC”) that 180 sponsored through an investment in Parabellum Acquisition Partners, LLC, announced its intent to combine with EnOcean GmbH (“EnOcean”). Upon closing of the transaction, the combined company will be named EnOcean Holdings, N.V. and be listed on the NYSE and trade under the new ticker symbol “SIOT”, or Sustainable IoT. If the transaction is completed as currently agreed to by each party, 180 would hold approximately 825,000 shares of common stock and 2.7 million warrants for the purchase of shares of common stock of the merged company.

According to Parabellum and EnOcean, EnOcean has pioneered and is a leader in energy harvesting based IoT devices, devoted to commercial buildings and smart spaces. The business combination is expected to provide EnOcean with growth capital to expand deployment of its innovative technology and provide capital for strategic acquisitions.

Parabellum and EnOcean also stated that the business combination values EnOcean at an equity value of US$120 million. The combined company will receive the remaining proceeds in Parabellum’s trust account – which currently holds approximately US$146.5 million – after giving effect to redemption’s by Parabellum’s public stockholders, and up to $40 million in additional financing to be raised prior to the closing of the business combination. Following the closing, the combined company will continue to operate the business of EnOcean from its offices in Oberhaching, Germany.

Parabellum and EnOcean further noted that the transaction, which has been approved by the shareholders’ committee of EnOcean and the board of directors of Parabellum, is currently expected to close in the first half of 2023, subject to the satisfaction of customary closing conditions, including the approval of the stockholders of Parabellum.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Additional Information

This communication is being made in respect of the proposed transaction involving EnOcean GmbH, a private limited company incorporated under the Laws of Germany (“EnOcean”), EnOcean Holdings B.V., a private company with limited liability incorporated under the Laws of the Netherlands (“Holdco”), Artemis Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdco, and Parabellum Acquisition Corp., a Delaware corporation (“Parabellum”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Holdco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Parabellum in connection with Parabellum’s solicitation of proxies for the vote by Parabellum’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. EnOcean and Parabellum also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Parabellum’s Class A Common Stock. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about EnOcean and Parabellum will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from EnOcean’s website at www.enocean.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Parabellum’s website at www.parabellumac.com.

Participants in the Solicitations

EnOcean, Holdco, Parabellum and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Parabellum’s stockholders in connection with the proposed transaction. You can find more information about Parabellum’s directors and executive officers in Parabellum’s final prospectus dated September 27, 2021 and filed with the SEC on September 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect, “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of 180, EnOcean and Parabellum, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to 180, EnOcean and Parabellum as of the date hereof and neither 180, EnOcean, nor Parabellum is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of 180, EnOcean and Parabellum as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of 180, EnOcean and Parabellum. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Parabellum is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to EnOcean; risks related to the rollout of EnOcean’s business and the timing of expected business milestones; the effects of competition on EnOcean’s business; the amount of redemption requests made by Parabellum’s stockholders; the ability of Parabellum or EnOcean to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Parabellum’s final prospectus dated September 29, 2021, under the heading “Risk Factors,” and other documents Parabellum has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that 180, Parabellum and EnOcean do not presently know, or that 180, Parabellum or EnOcean currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect their expectations, plans, or forecasts of future events and views as of the date of this communication. 180, Parabellum and EnOcean anticipate that subsequent events and developments will cause their assessments to change. However, while 180, Parabellum and EnOcean may elect to update these forward-looking statements at some point in the future, 180, Parabellum and EnOcean specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of 180’s, Parabellum’s and EnOcean’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts:

Daniel B. Wolfe and Rob Bigelow

180 Degree Capital Corp.

973-746-4500

ir@180degreecapital.com

Mo Shafroth

Peaks Strategies

mshafroth@peaksstrategies.com